Law Offices

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(215) 564-8000

Alan R. Gedrich, Esq.
AGedrich@stradley.com
215.564.8050

January 26, 2012

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Bo J. Howell

Re:	Virtus Global Multi-Sector Income Fund
File Nos.  333-176761 and 811-22608

Dear Mr. Howell:

On September 9, 2011, the Virtus Global Multi-Sector Income Fund (the “Fund”) filed a registration statement on Form N-2 (the “Registration Statement”).  You sent a comment letter dated September 28, 2011 with respect to the Registration Statement.  Each of your comments is set forth below along with our responses to same.

Cover Page

1. Please revise in bold face common type the cross-reference to the prospectus discussion of principal risks.  See Item 1.j of Form N-2.

- Response: The requested revision has been made.

Prospectus

Prospectus Summary – Principal Investment Strategies (Page 2)

2. The fifth paragraph of this section states that “[t]he Fund manages duration utilizing a duration neutral strategy.”  Please include, in plain English, a discussion of the Fund’s “duration neutral strategy” and an explanation of why the strategy will minimize risk exposure.

- Response:  The Fund has removed the language referring to the duration neutral strategy.   The Registration Statement will state that the average duration of the Fund’s portfolio will normally vary within three years (plus or minus) of the duration of the Barclays Global Aggregate Bond Index, which, as of December 31, 2011, was 5.88 years.

3. Inasmuch as the Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

- Response:  We have taken into account the staff’s observations.  The Fund does not currently intend to use derivatives, but the Fund may use derivatives in the future to gain exposure to certain sectors.  Accordingly, the Fund’s principal investment strategies will not include derivatives, but a brief description of the main types of derivatives in which the Fund may invest will be included in the prospectus.  The statement of additional information to the Registration Statement will contain a detailed description of such derivatives and more complete disclosure of their risks.

Prospectus Summary -Leverage (Page 3)

4. The section states that under certain market conditions “the Fund may use Leverage Instruments in amounts that represent greater than 33 1/3% leverage . . . .”  Please provide an explanation of any circumstances under which the Investment Company Act of 1940 permits leverage greater than 33 1/3% of the Fund’s total assets.

- Response:  The following language has been inserted:

Under the 1940 Act, the Fund may utilize leverage through (i) borrowings, including loans from financial institutions and/or the issuance of debt securities (collectively, “Borrowings”), in an aggregate amount of up to 33 1/3% of the Fund’s total assets immediately after such Borrowings and (ii) the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance.  The Fund currently intends to leverage using Borrowings but has no current intention to issue preferred shares.

Prospectus Summary -The Adviser and Subadviser (Page 3)

5. The second paragraph of this section states that the Investment Adviser will receive an annual fee as a percentage of “Managed Assets,” defined as total assets minus accrued liabilities of the Fund (other than borrowings or indebtedness constituting financial leverage).  Please inform us as to whether the Fund’s derivative investments are included in the calculation of “Managed Assets” and, if so, how those derivatives will be valued for that purpose.  Please include in your response an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “Managed Assets.”  Also, please provide us with the calculation of the advisory fee as described in the Advisory Agreement.  We may have additional comments after reviewing your response.

- Response:  The Fund will not use the notional value of a derivative for purposes of determining Managed Assets.

Derivatives would be assets/liabilities of the Fund and would therefore be taken into account in calculating Managed Assets.  The Fund intends that derivatives will be valued for purposes of calculating Managed Assets in the same manner as they would be valued for purposes of the Fund’s financial statements.  The Fund’s financial statements will disclose the techniques used in the valuation of derivatives, in conformance with accounting guidelines.

The current draft of the Fund’s advisory agreement provides:

The Trust shall monthly pay a fee at an annual rate of 0.95% as a percentage of the average daily Managed Assets of the Fund (as defined below).  For these purposes, the term “Managed Assets” of the Fund on any day is defined as the value of the total assets of the Fund minus the sum of all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings or other indebtedness constituting financial leverage), calculated as of 4:00 p.m. Eastern time on such day.

Summary of Fund Expenses (Page 13)

6. The second caption to the Common Shareholder transaction expenses portion of the table refers to offering expenses “borne by the Fund.”  Since all fees and expenses described in this section are borne directly or indirectly by shareholders, please delete the words “borne by the Fund” from the caption.  In the same caption, insert “Offering” before “Expenses.”

- Response:  The requested revisions have been made.

7. Since the Fund has the intention of issuing preferred shares and commercial paper, please insert a footnote into the line item “Interest payments on borrowed funds” of the Annual expenses table that states the line item “Interest payments on borrowed funds” includes the expenses of issuing preferred shares and commercial paper.  In addition, please inform us whether the Fund will register any offerings of commercial paper or notes.  See Securities Act Release No.  4412 (Sept.  20, 1961) (stating that the exemption from registration under Section 3(a)(3) of the Securities Act of 1933 (“Securities Act”) does not apply to offerings of commercial paper where proceeds are used to purchase securities).

- Response:  The Fund does not intend to issue preferred shares or commercial paper during the first twelve months of operations.  The Registration Statement shall be revised to state, “The Fund anticipates employing leverage through borrowing, e.g. through a credit facility.  The Fund may also employ leverage through the issuance of preferred shares, commercial paper, or reverse purchase agreements, or any combination of these approaches, although it does not intend to do so during the first twelve months of operations.”  We have revised other mentions of the Fund’s intended use of leverage to clarify the Fund’s intent.

The Fund would not rely on Section 3(a)(3) of the Securities Act in issuing any commercial paper or notes, but could rely on any applicable exemption or exclusion from registration in issuing such securities, including conducting private offerings.

8. Given that the Fund includes investments in mutual funds and exchange-traded funds under its principal investment strategies, please inform us why the fee table does not reflect “Acquired Fund Fees and Expenses.”  See Item 3, General Instr. No. 10 of Form N-2.

- Response:  Mutual funds and exchange-traded funds have been removed from the disclosure of the Fund’s principal investment strategies.

9. Footnote (1) provides that the Investment Adviser has agreed to pay some amount of the Fund’s offering expenses.  Please include in footnote (1) an estimate of the following:

•	The size of the offering in dollars and shares;
•	The total offering costs in dollars and costs per share;
•	The offering costs expected to be paid by the Adviser in dollars and costs per share; and
•	The offering costs expected to be paid by the Fund in dollars and costs per share.

- Response: The requested revisions have been made, with the exception that certain such information will be inserted into the Registration Statement when the information is finalized.

Use of Leverage (Page 17)

10. The first paragraph of this section states that the Fund’s policy is to use leverage up to 33 1/3% of the Fund’s total assets (or approximately 50% of the Fund’s net assets).  The disclosure in the parenthetical is not included in the Prospectus Summary.  Please revise the Leverage section on the cover page to reflect this parenthetical.

- Response:  The disclosure in the parenthetical is included in the Prospectus Summary.  See page 3.  We have made the requested revision to the Leverage section on the cover page.

Statement of Additional Information

Investment Restrictions (Page 1)

11. Investment Restriction (3) states that roll transactions shall not constitute borrowing.  Disclosure in the Borrowing, Reverse Repurchase Agreements and Mortgage Dollar Rolls section on page 3 states a “dollar roll” can be viewed as a collateralized borrowing.  Please revise Investment Restriction (3) to clarify that roll transactions will constitute borrowing.

- Response:  Investment restriction 3 has been restated as follows:

The Fund may not: … (3) Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations promulgated thereunder, as such statute, rules and regulations are amended from time to time or are interpreted from time to time by the Securities and Exchange Commission (“SEC”) staff (collectively, the “Investment Company Act Laws and Interpretations”) or to the extent that the Fund may be permitted to do so by exemptive order or similar relief (collectively, with the Investment Company Act Laws and Interpretations, the “Investment Company Act Laws, Interpretations and Exemptions”).  This restriction on borrowing shall not apply to any issuance of senior securities by the Fund.

Mortgage-Related and Other Asset Backed Securities (Pages 26)

12. Paragraph 5 of this section on page 27 states that the Fund takes “the position that privately-issued, mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.”  Please revise the disclosure to make clear that the Fund considers privately-issued mortgage-backed and asset-backed securities to represent an industry or group of related industries for purposes of the Fund’s fundamental policy on industry concentration.

- Response:  The Fund will clarify in the Registration Statement that the Fund assigns privately issued, mortgage backed securities to an industry by looking through to the underlying asset type.

The Adviser (Page 39)

13. The final paragraph in this section states that the Fund bases the Investment Adviser’s fee on net assets.  However, page 3 of the Prospectus states that the Fund bases the Adviser’s fee on “Managed Assets.”  Please revise the disclosure in this section to be consistent with other provisions of the registration statement.

- Response:  The statement was intended to refer only to advisory fee accrual, not calculation.  We have removed the phrase “against the value of the Fund’s net assets” from the sentence to avoid confusion.  It now states that the Investment Adviser’s fee “is accrued daily and paid monthly…”

Portfolio Managers -Incentive Bonus (Page 41)

14. This paragraph states that the Fund bases individual incentive payments on comparisons of actual investment performance of peer groups or indexes.  Please identify any benchmark or peer groups that may be used to measure performance.  Also, please clarify whether the Fund bases incentive payments on its pre-tax or post-tax performance.

- Response:  The Registration Statement has been revised to disclose that the portfolio managers’ performance is measured on a pre-tax basis.  The peer group initially used for measuring performance is Morningstar World Bond Funds, but this may be changed at any time.

* * * * *

Please direct questions or comments relating to this filing to me at (215) 564-8050 or, in my absence, to Samuel K. Goldstein at (215) 564-8128.

Very truly yours,

/s/Alan R. Gedrich
Alan R. Gedrich

Enclosure

cc: Kevin Carr, Esq.
      Ann Flood